UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1

Under the Securities Exchange Act of 1934
(Amendment No.     )*

NVE Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

629445206

(CUSIP Number)

November 5, 2007

Date of Event Which Requires Filing of the Statement

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629445206		13G	Page 2 of 5

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Person Trigran Investments, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Illinois company

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 235,976 shares of common stock

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 235,976 shares of common stock

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 235,976 shares of common stock

10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐

11.

Percent of Class Represented by Amount in Row (9)
Approximately 5.1% as of November 5, 2007 (based on 4,635,183 shares of Common Stock issued and outstanding per NVE Corporation Form 10-Q dated October 17, 2007).

12.	Type of Reporting Person PN

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Item 1(a)	Name of Issuer: NVE Corporation
Item 1(b)	Address of Issuer’s Principal Executive Offices: 11409 Valley View Road Eden Prairie, Minnesota 55344

Item 2(a)	Name of Person Filing
Item 2(b)	Address of Principal Business Office
Item 2(c)	Citizenship Trigran Investments, L.P. 630 Dundee Road, Suite 230 Northbrook, IL 60062 Illinois limited partnership
2(d)	Title of Class of Securities: Common Stock, $0.01 Par Value
2(e)	CUSIP Number: 629445206

Item 3		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Exchange Act;
(b)	☐	Bank as defined in section 3(a)(6) of the Exchange Act;
(c)	☐	Insurance company as defined in section 3(a)(19) of the Exchange Act;
(d)	☐	Investment company registered under section 8 of the Investment Company Act;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

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Item 4	Ownership:[1]

(a) Amount beneficially owned: Incorporated by reference to Item 9 of the cover page.
(b) Percent of class: Incorporated by reference to Item 11 of the cover page.
(c) Number of shares as to which such person has (as of November 8, 2007):
(i) Sole power to vote or to direct the vote: Incorporated by reference to Item 5 of the cover page.
(ii) Shared power to vote or to direct the vote: Incorporated by reference to Item 6 of the cover page.
(iii) Sole power to dispose or to direct the disposition of: Incorporated by reference to Item 7 of the cover page.
(iv) Shared power to dispose or to direct the disposition of: Incorporated by reference to Item 8 of the cover page.

Item 5	Ownership of Five Percent or Less of a Class:
Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person:
Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:
Not Applicable.

Item 8	Identification and Classification of Members of the Group:
Not Applicable.

Item 9	Notice of Dissolution of Group:
Not Applicable.

[1]  This statement is filed to supplement the filing on Schedule 13G by Trigran Investments Inc. and certain affiliated individuals on October 30, 2007.  The securities reflected in that filing included securities beneficially owned by the Reporting Person which, at the time, constituted less than 5 percent of the outstanding shares of the class.  Subsequently, on November 5, 2007, the Reporting Person acquired additional shares and, as a result, independently became the beneficial owner of more than 5 percent of the class; however, through an administrative oversight, the Reporting Person did not at that time file a Schedule 13G.  Upon discovering this oversight, the Reporting Person promptly took steps to file this Schedule 13G, which reflects holdings as of November 5, 2007.

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Item 10	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated this 12th day of February, 2009

TRIGRAN INVESTMENTS, L.P.

/s/ Lawrence A. Oberman
Lawrence A. Oberman
Executive Vice President and Director of Trigran Investments, Inc., the General Partner of Trigran Investments, L.P.